                                  SCHEDULE 13G

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             Oglebay Norton Company
                                (NAME OF ISSUER)

         Series A Convertible Preferred Stock, $0.01 par value per share
                         (TITLE OF CLASS OF SECURITIES)

                                    677007502
                                 (CUSIP NUMBER)

                                December 31, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this is filed:

[X]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 677007502

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Schultze Master Fund, Ltd.
     Tax I.D. 98-0425156
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
     ___________________________________________________
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Cayman Islands
--------------------------------------------------------------------------------
               5.   Sole Voting Power
                    _________________
  Number of    -----------------------------------------------------------------
   Shares      6.   Shared Voting Power
Beneficially        1,146,665
  Owned by     -----------------------------------------------------------------
    Each       7.   Sole Dispositive Power
  Reporting         _________________
Person With    -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    1,146,665
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,146,665
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     13.5%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

--------------------------------------------------------------------------------

Cusip No. 677007502

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Schultze Asset Management, LLC
     Tax I.D. 22-3563247
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
     ___________________________________________________
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delware
--------------------------------------------------------------------------------
               5.   Sole Voting Power
                    _________________
  Number of    -----------------------------------------------------------------
   Shares      6.   Shared Voting Power
Beneficially        1,283,700
  Owned by     -----------------------------------------------------------------
    Each       7.   Sole Dispositive Power
  Reporting         _________________
Person With    -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    1,283,700
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,283,700
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     15.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IA
--------------------------------------------------------------------------------
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

--------------------------------------------------------------------------------

Cusip No. 677007502

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     George J. Schultze
     _______________________________________
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
     ___________________________________________________
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
               5.   Sole Voting Power
                    _________________
  Number of    -----------------------------------------------------------------
   Shares      6.   Shared Voting Power
Beneficially        1,283,700
  Owned by     -----------------------------------------------------------------
    Each       7.   Sole Dispositive Power
  Reporting         _________________
Person With    -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    1,283,700
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,283,700
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     15.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________

--------------------------------------------------------------------------------

ITEM 1.

     (a)  Name of Issuer:
          Oglebay Norton Company

     (b)  Address of Issuer's Principal Executive Offices:
          North Point Tower, 1001 Lakeside Avenue, 15th Floor, Cleveland Ohio 44114

ITEM 2.

SCHULTZE MASTER FUND, LTD.

     (a)  Name of Person Filing:
          Schultze Master Fund, Ltd.

     (b)  Address of Principal Business Office or, if none, Residence:
          c/o Caledonian Fund Svcs, Ltd., P.O. Box 1043 GT, Grand Cayman, Cayman Islands

     (c)  Citizenship: Cayman Islands

     (d)  Title of Class of Securities:
          Series A Convertible Preferred Stock, par value $0.01 per share

     (e)  CUSIP Number:
          677007502

SCHULTZE ASSET MANAGEMENT, LLC

     (a)  Name of Person Filing:
          Schultze Asset Management, LLC

     (b)  Address of Principal Business Office or, if none, Residence:
          3000 Westchester Avenue, Purchase, NY 10577

     (c)  Citizenship: Delaware

     (d)  Title of Class of Securities:
          Series A Convertible Preferred Stock, par value $0.01 per share

     (e)  CUSIP Number:
          677007502

GEORGE J. SCHULTZE

     (a)  Name of Person Filing:
          George J. Schultze

     (b)  Address of Principal Business Office or, if none, Residence:
          c/o Schultze Asset Management, LLC, 3000 Westchester Avenue, Purchase, NY 10577

     (c)  Citizenship: United States of America

     (d)  Title of Class of Securities:
          Series A Convertible Preferred Stock, par value $0.01 per share

     (e)  CUSIP Number:
          677007502

          Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts"). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the sole power to vote and dispose of the securities owned by the Managed Accounts.

          Schultze Master Fund, Ltd. is one of Schultze Asset Management, LLC's Managed Accounts. George J. Schultze is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

          Both Schultze Asset Management, LLC and George J. Schultze disclaim beneficial ownership of such Series A Convertible Preferred Stock, $0.01 par value per share, (the "Convertible Preferred Stock") except to the extent of their respective pecuniary interest in the Issuer's Convertible Preferred Stock.

ITEM 3.

     Schultze Asset Management, LLC is an investment adviser in accordance with
Section 240.13d-1(b)(1)(ii)(E).

ITEM 4.  OWNERSHIP.

Schultze Master Fund, Ltd.

     (a)  Amount beneficially owned: 1,146,665 shares.*(1)

     (b)  Percent of class: 13.49%.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0.

          (ii) Shared power to vote or to direct the vote: 1,146,665.

          (iii) Sole power to dispose or to direct the disposition of: 0.

          (iv) Shared power to dispose or to direct the disposition of:
               1,146,665.

* Pursuant to an investment management agreement, Schultze Master Fund, Ltd. has granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of the Convertible Preferred Stock.

Schultze Asset Management, LLC

     (a)  Amount beneficially owned: 1,283,700 shares.*(1)

     (b)  Percent of class: 15.10%.*

     (c)  Number of shares as to which the person has:

          (j)  Sole power to vote or to direct the vote: 0.

          (ii) Shared power to vote or to direct the vote: 1,283,700.

          (iv) Sole power to dispose or to direct the disposition of: 0.

          (iv) Shared power to dispose or to direct the disposition of:
               1,283,700.

* Pursuant to investment management agreements, various Managed Accounts have granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of the Convertible Preferred Stock.

George J. Schultze

     (a)  Amount beneficially owned: 1,283,700 shares.*(1)

     (b)  Percent of class: 15.10%.*

     (c)  Number of shares as to which the person has:

          (k)  Sole power to vote or to direct the vote: 0.

          (ii) Shared power to vote or to direct the vote: 1,283,700.

          (v)  Sole power to dispose or to direct the disposition of: 0.

          (iv) Shared power to dispose or to direct the disposition of:
               1,283,700.

* George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

(1) The shares of the Convertible Preferred Stock of the Issuer are convertible at the option of the holder into shares of Common Stock, par value $0.01 per share (the "Common Stock"), at an initial ratio of one share of Convertible Preferred Stock into one share of Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     (a) This Schedule 13G Amendment No. 1 is being filed by Schultze Asset Management, LLC pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) This Schedule 13G Amendment No. 1 is being filed by Schultze Master Fund, Ltd. and George J. Schultze pursuant to Rule 13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 2006

                                        SCHULTZE MASTER FUND, LTD.


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        Name: George J. Schultze
                                        Title: Director


                                        SCHULTE ASSET MANAGEMENT LLC


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        Name: George J. Schultze
                                        Title: Managing Member


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        George J. Schultze

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them an Amendment No. 1 to the statement on Schedule 13G (including any amendments thereto, the "Amendment") with respect to the Series A Convertible Preferred Stock, par value $0.01 per share of Oglebay Norton Company. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Amendment on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: February 13, 2006

                                        SCHULTZE MASTER FUND, LTD.


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Director


                                        SCHULTZE ASSET MANAGEMENT, LLC


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Managing Member


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        George J. Schultze